UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Acceptance of the BlackRock offer for BGI dated 16 June 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: June 16, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: June 16, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

16 June 2009

Barclays announces acceptance of the BlackRock offer for BGI and termination of the CVC transaction

The Board of Barclays PLC ("Barclays") today announces that it has accepted BlackRock's offer to purchase the Barclays Global Investors business and has resolved to recommend it to shareholders for approval at a general meeting to be called for the purpose which will be held in early August 2009.

In connection with accepting the BlackRock offer, Blue Sparkle, L.P. ("Blue Sparkle"), the CVC Capital Partners SICAV-FIS S.A. ("CVC") vehicle formed in relation to the CVC funds' proposed purchase of the iShares business, has agreed to terminate the transaction without exercising its right to propose an alternative proposal to the BlackRock offer  announced on 12 June 2009. Barclays will pay Blue Sparkle fees of US$175 million (£106 million) under the agreement with Blue Sparkle signed on 9 April 2009.

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

Media Relations - New York
Michael O'Looney
+1 212 412 5876

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the USA, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 156,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide. For further information about Barclays, please visit our website www.Barclays.com.

Exchange rates used

The exchange rate used in this announcement is £1 equals US$  US$1.6438 as published by Thomson Reuters at the close of trading on 16 June 2009.